Exhibit 99.3

                   AMENDMENT NO. 2 TO THE EMERGENT GROUP, INC.
                   1995 EMPLOYEE AND OFFICER STOCK OPTION PLAN

         The Emergent Group, Inc. 1995 Employee and Officer Stock Option Plan (the "Plan") is hereby amended to increase the total number of shares issuable hereunder from 716,667 shares to 1,066,667 shares.

         In all other respects the Plan shall remain unchanged.

         IN WITNESS WHEREOF, Emergent Group, Inc. has caused this Amendment to be executed by its fully designated officers and its corporate seal to be affixed hereto effective as of the 10th day of June, 1998.

                                              EMERGENT GROUP, INC.

                                        By:   /s/ John M. Sterling, Jr.
                                             --------------------------
                                              John M. Sterling, Jr.
Attest:

By: /s/ C. Thomas Wyche
    --------------------------------
    C. Thomas Wyche, Secretary